UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Prenetics Global Limited

(Name of Issuer)

Class A ordinary shares, US$0.0001 par value per share

(Title of Class of Securities)

G72245106

(CUSIP Number)

For Excelsiors Limited

Tzang Chi Hung Lawrence

Unit 701-706, K11 Atelier King’s Road

728 King’s Road, Quarry Bay

Hong Kong

Tel: +852-2210-9588

January 13, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D	Page 2 of 8

CUSIP No. G72245106

(1)	Names of reporting persons For Excelsiors Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization British Virgin Islands

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 3,840,716
	(8)	Shared voting power
	(9)	Sole dispositive power 3,840,716
	(10)	Shared dispositive power

(11)	Aggregate amount beneficially owned by each reporting person 3,840,716
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 2.42%(1)
(14)	Type of reporting person (see instructions) CO

(1)

Calculated based on 158,820,280 ordinary shares of the Issuer (being the sum of 136,775,834 Class A ordinary shares and 22,044,446 Class B ordinary shares) to which this report is related, issued and outstanding as of January 12, 2023. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage of ownership of the Reporting Person.

CUSIP No. G72245106

(1)	Names of reporting persons Tzang Chi Hung Lawrence
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Hong Kong SAR

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 8,043,175(1)
	(8)	Shared voting power
	(9)	Sole dispositive power 8,043,175(1)
	(10)	Shared dispositive power

(11)	Aggregate amount beneficially owned by each reporting person 8,043,175(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 5.06%(2)
(14)	Type of reporting person (see instructions) IN

(1)

Represents (i) 4,202,459 Class A ordinary shares directly held by Tzang Chi Hung Lawrence, and (ii) 3,840,716 Class A ordinary shares held by For Excelsiors Limited, a British Virgin Islands company that is wholly owned by Tzang Chi Hung Lawrence,

(2)

Calculated based on 158,820,280 ordinary shares of the Issuer (being the sum of 136,775,834 Class A ordinary shares and 22,044,446 Class B ordinary shares) to which this report is related, issued and outstanding as of January 12, 2023. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage of ownership of the Reporting Person.

SCHEDULE 13D	Page 4 of 8

Item 1. Security and Issuer.

This Schedule 13D relates to the Class A ordinary shares, par value US$0.0001 per share (the “Class A Ordinary Shares”), of Prenetics Global Limited (the “Issuer”), an exempted company limited by shares incorporated under the laws of the Cayman Islands. The Class A Ordinary Shares are listed on the Nasdaq Stock Market LLC under the symbol “PRE.” The principal executive offices of the Issuer are located at Unit 701-706, K11 Atelier King’s Road, 728 King’s Road, Quarry Bay, Hong Kong.

Item 2. Identity and Background.

(a): This Schedule 13D is being filed jointly by For Excelsiors Limited and Mr. Tzang Chi Hung Lawrence (“Lawrence”, together with For Excelsiors Limited, the “Reporting Persons,” and each, a “Reporting Person”) pursuant to Rule 13d-1(c) promulgated by the SEC under Section 13 of the Act. The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit A.

(b), (c) and (f): For Excelsiors Limited is a company incorporated in the British Virgin Island whose registered office address is Coastal Building, Wickham’ s Cay II, P. 0. Box 2221, Road Town, Tortola, VG 1110, British Virgin Islands. For Excelsiors Limited is wholly owned by Lawrence, the chief scientific officer of the Issuer. The principal business of For Excelsiors Limited is holding the shares of the Issuer.

Lawrence is a citizen of Hong Kong SAR. Lawrence is the chief scientific officer of the Issuer. The business address of Lawrence is Unit 701-706, K11 Atelier King’s Road, 728 King’s Road, Quarry Bay, Hong Kong.

(d) and (e): During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 4 below summarizes certain provisions of the Business Combination Agreement (as defined below) that pertain to the securities acquired by the Reporting Persons. Prior to consummation of the Business Combination (as defined below), Lawrence beneficially owned 1,889,095 ordinary shares of Prenetics Group Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“Prenetics”) through For Excelsiors Limited. Upon consummation of the Business Combination (as defined below), For Excelsiors Limited received 3,840,716 Class A Ordinary shares in exchange for the shares held by For Excelsiors Limited in Prenetics.

On October 21, 2022, Lawrence exercised 467,023 restricted share units in exchange for 949,503 Class A Ordinary Shares and on December 31, 2022, Lawrence exercised 1,600,000 restricted share units in exchange for 3,252,956 Class A Ordinary Shares pursuant to the Issuer’s 2022 Share Incentive Plan.

Item 4. Purpose of Transaction.

Business Combination

On September 15, 2021, the Issuer entered into a Business Combination Agreement (as amended by an Amendment to Business Combination Agreement dated as of March 30, 2022 and as may be further amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among the Issuer, Artisan Acquisition Corp., an exempted company limited by shares incorporated under the laws of the Cayman Islands, AAC Merger Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly-owned subsidiary of the Issuer (“Artisan Merger Sub”), PGL Merger Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly-owned subsidiary of the Issuer (“Prenetics Merger Sub”) and Prenetics. Pursuant to the Business Combination Agreement, (i) Artisan merged with and into Artisan Merger Sub, with Artisan Merger Sub surviving and remaining as a wholly-owned subsidiary of the Issuer (the “Initial Merger”) and (ii) following the Initial Merger, Prenetics Merger Sub merged with and into Prenetics, with Prenetics being the surviving entity and becoming a wholly-owned subsidiary of the Issuer (the “Acquisition Merger”, and collectively with the Initial Merger and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”). The Business Combination was consummated on May 18, 2022.

As part of the Business Combination, each of the ordinary shares of Prenetics, par value $0.0001 per share, held by Lawrence was cancelled in exchange for 3,840,716 Class A Ordinary Shares.

Registration Rights Agreement

Concurrently with the execution of the Business Combination Agreement, the Issuer, Lawrence and certain other parties entered into a registration rights agreement (the “Registration Rights Agreement”), which became effective on May 18, 2022, pursuant to which, among other things, the Issuer agreed to undertake certain resale shelf registration obligations in accordance with the Securities Act of 1933, as amended and Sponsor and the equity holders of Prenetics have been granted customary demand and piggyback registration rights. Following the execution of the Business Combination Agreement and on November 8, 2021, all existing parties to the Registration Rights Agreement and several shareholders of Prenetics entered into a joinder agreement, pursuant to which such shareholders of Prenetics agreed to be bound by the terms and conditions of, and were granted the registration rights under, the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of the Registration Rights Agreement, which is attached as Exhibit B to this Schedule 13D and incorporated herein by reference.

Share Incentive Plan

On October 21, 2022, Lawrence exercised 467,023 restricted share units in exchange for 949,503 Class A Ordinary Shares pursuant to the Issuer’s 2022 Share Incentive Plan.

On December 31, 2022, Lawrence exercised 1,600,000 restricted share units in exchange for 3,252,956 Class A Ordinary Shares pursuant to the Issuer’s 2022 Share Incentive Plan.

General

The Reporting Persons acquired the securities described in this Schedule 13D in connection with the closing of the Business Combination and exercise of restricted share units, and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Issuer’s board of directors, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Ordinary Shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer.

(a) and (b):

The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

The percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is based on a total of 158,820,280 issued and outstanding Ordinary Shares (consisting of 136,775,834 Class A Ordinary Shares and 22,044,446 Class B Ordinary Shares) of the Issuer as of January 12, 2023. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to twenty (20) votes, whereas each Class A Ordinary Share is entitled to one vote.

The shares beneficially owned by For Excelsiors Limited represent approximately 2.42% of the total issued and outstanding ordinary shares of the Issuer and represent approximately 0.66% of the aggregate voting power of the Issuer’s total issued and outstanding ordinary shares.

The shares beneficially owned by Lawrence represent approximately 5.06% of the total issued and outstanding ordinary shares of the Issuer and represent approximately 1.39% of the aggregate voting power of the Issuer’s total issued and outstanding ordinary shares.

(c): Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Ordinary Shares during the past 60 days.

(d): None.

(e): Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Except as described above or elsewhere in this Schedule 13D or incorporated by reference in this Schedule 13D, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement dated March 13, 2023 by and between the Reporting Persons.

B	Registration Rights Agreement, dated as of September 15, 2021, by and among Prenetics Global Limited, Artisan Acquisition Corp., Artisan LLC, Danny Sheng Wu Yeung and other parties named therein (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1 (File No. 333-265284) filed with the SEC on May 27, 2022).

C	Shareholder Support Agreements and Deed, dated as of September 15, 2021, by and among Prenetics Global Limited, Prenetics Group Limited, Artisan Acquisition Corp., and certain management shareholders named therein (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-1 (File No. 333-265284) filed with the SEC on May 27, 2022).

D	Amendment to Shareholder Support Agreement, dated as of March 30, 2022, by and among Prenetics Global Limited, Prenetics Group Limited, Artisan Acquisition Corp. and certain management shareholders named therein (incorporated by reference to Exhibit 10.23 to the Registration Statement on Form F-1 (File No. 333-265284) filed with the SEC on May 27, 2022).

E	Prenetics Global Limited 2022 Share Incentive Plan (incorporated herein by reference to Exhibit 4.4 to the Form 20-F transition report filed with the SEC on May 27, 2022)

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     Tzang Chi Hung Lawrence

Date: March 21, 2023	Signature:	/s/ Tzang Chi Hung Lawrence
	Name:	Tzang Chi Hung Lawrence

                                             For Excelsiors Limited

Date: March 21, 2023	Signature:	/s/ Tzang Chi Hung Lawrence
	Name:	Tzang Chi Hung Lawrence
	Title:	Director